Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces Coricancha Mine Complex Exploration Results

Results from the 2021 drill program extend mineralization and indicate good continuity at high grades, confirming the importance of the recently discovered Escondida vein.

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, March 1, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, reports drill results from the Coricancha Mine Complex (“Coricancha”), located in the central Andes of Peru, approximately 90 kilometres east of Lima. A total of 22 holes were completed over approximately 5,219 metres.

Exploration Highlights:

  ES-DDH01-21 with 0.4 m (true width) from 220.7 m at 9.8 g/t Au, 910 g/t Ag, 7.2% Zn, 2.2% Cu & 5.6% Pb.
  ES-DDH04-21 with 0.8 m (true width) from 154.8 m at 9.7 g/t Au, 323 g/t Ag, 10% Zn, 1.3% Cu & 3.7% Pb.
  ES-DDH09-21 with 0.6 m (true width) from 192.5 m at 4.9g/t Au, 497 g/t Ag, 9.6% Zn, 1.5% Cu & 2.2% Pb.
  CON-DDH01-21 with 0.7 m (true width) from 75.4 m at 7.9g/t Au.
  CON-DDH01-21 with 0.7 m (true width) from 213.6 m at 8.6g/t Au, 158g/t Ag, 3.1% Zn and 3.6% Pb.

Drilling to date includes four drill holes on the Constancia Vein from Level 3710m, 14 holes on the Escondida vein; 11 from level 3640m and three holes 500m lower down on level 3140m, and four holes on the Wellington vein from level 3690m. This news release presents results of this drilling campaign.

“We are pleased to report that these results confirm the potential for the new Escondida vein and appear to extend the zones of known mineralization at good grades,” stated Alan Hair, Chair & Interim CEO of Great Panther. “An advanced-stage development project with extensive infrastructure in place, Coricancha is located in a historic mining district dating back to the 1800s. A full evaluation of these promising drill results will be carried out and incorporated into our mine development plan for Coricancha and will help formulate our strategy for the asset.”

Coricancha is a past producing mine with an extensive land package in the prolific Central Polymetallic Belt in Peru. The project is currently in care and maintenance and includes an operational 600 tonne per day mill, an underground mine and supporting infrastructure. The Coricancha deposit contains structurally controlled, sulphide vein systems with elevated values of gold, silver, copper, zinc and lead. The NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, completed by Golder Associates Inc. in 2017, estimated the following contained resources:

•	Measured and Indicated Resources of 752,759 tonnes at 5.8 g/t Au, 200 g/t Ag, 2.06% Pb, 3.26 % Zn and 0.53 % Cu.
•	Inferred Resources are 943,160 tonnes at 5.0 g/t Au, 209 g/t Ag, 1.45% Pb, 3.25 % Zn and 0.64% Cu.

There are over six veins known in the Coricancha deposit with Great Panther’s exploration currently focused on three veins. Constancia, which extends over 2,000 metres, has been worked previously between levels 3450 metres above sea level (“masl”) and 4100 masl. Wellington, a sub-parallel vein, is located approximately 600 metres to the west. Escondida lies between the two and was accidently discovered by previous owners while drifting to open a drill chamber for Constancia. The Escondida vein has not had significant past exploitation and is unusual in the Coricancha area, in that it is oblique (NNE) to both Wellington and Constancia, lying between the two and interconnecting them.

There is a general zonation from gold, silver and arsenic in the upper parts of the orebody, towards copper and silver in the lower levels. Lead and zinc occur throughout the deposit in varying amounts. This is illustrated by the grades in ES-DD04-21 in the upper zone (level 3640 masl), which is gold and silver rich, with 9.7 g/t Au, 323 g/t Ag, 10% Zn, 1.3% Cu & 3.7% Pb compared to channel samples in development on level 3140 masl, which have grades of 3.9% Cu, 276g/t Ag, 0.64g/t Au, 0.7% Zn and 0.2% Pb.

Table 1: Significant intersections from the 2021 exploration drilling program
Drill Hole	From (m)	To (m)	Intercept (m)	Est. True width (m)	Au (g/t)	Ag (g/t)	Zn (%)	Cu (%)	Pb (%)
CON-DDH01-21	2.66	2.96	0.30	0.13	0.3	1410	3.2	1.2	4.4
CON-DDH01-21	75.40	77.60	2.20	0.94	7.9	13	0.8	0.0	0.4
CON-DDH01-21	213.55	215.09	1.54	0.66	8.6	158	3.1	0.4	3.6
CON-DDH02-21	163.70	164.48	0.78	0.48	7.7	105	2.3	0.1	3.5
CON-DDH04-21	212.43	213.40	0.97	0.46	9.6	28	0.4	0.1	0.5
ES-DDH01-21	220.65	221.49	0.84	0.44	9.9	895	7.1	2.2	5.8
ES-DDH01-21	224.32	225.10	0.78	0.41	2.5	221	4.8	0.4	0.6
ES-DDH01-21	226.30	228.20	1.90	1.00	7.7	44	1.2	0.1	0.2
ES-DDH04-21	154.78	155.85	1.07	0.78	9.7	323	10.0	1.3	3.7
ES-DDH05-21	151.30	152.12	0.82	0.64	4.2	357	11.1	0.7	2.7
ES-DDH07-21	249.50	250.52	1.02	0.56	4.9	330	10.5	1.4	11.0
ES-DDH08-21	226.52	227.27	0.75	0.39	8.9	37	1.1	0.2	0.2
ES-DDH09-21	192.00	193.09	1.09	0.67	5.5	307	3.9	0.8	1.6
ES-DDH09-21	193.54	193.95	0.41	0.25	0.7	373	14.1	1.5	1.9
ES-DDH10-21	158.80	160.00	1.20	0.97	1.5	198	2.1	0.5	1.5

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ES-DDH11-21	152.55	152.96	0.41	0.25	5.0	113	3.8	0.3	4.7
ES-DDH11-21	202.90	203.40	0.50	0.31	2.5	515	12.8	3.8	5.7
ES-DDH13-21	246.52	247.22	0.70	0.46	0.2	762	0.8	10.8	1.4
ES-DDH13-21	247.66	248.27	0.61	0.40	3.4	143	0.3	3.6	0.0
ES-DDH14-21	291.72	292.35	0.63	0.33	1.1	95	0.9	0.7	0.1
WE-DDH01-21	235.10	236.36	1.26	0.53	4.1	30	1.8	0.1	1.3
WE-DDH01-21	254.00	254.53	0.53	0.22	0.7	225	3.3	4.7	0.4
WE-DDH01-21	256.50	257.60	1.10	0.46	1.9	167	3.0	1.3	0.2
WE-DDH01-21	257.80	258.00	0.20	0.08	9.6	289	13.0	1.4	0.5
WE-DDH01-21	311.00	311.85	0.85	0.36	6.8	111	6.1	0.4	2.4
WE-DDH02-21	223.27	223.60	0.33	0.20	3.9	371	5.9	0.1	6.4
WE-DDH02-21	224.61	226.30	1.69	1.05	2.0	281	9.3	1.0	1.4

Notes:

•	Analyses carried out by the certified, ALS Laboratory in Lima, Peru. On receipt, following QA/QC approval, the ALS assays are loaded to the resource geochemistry database.
•	True widths are estimates based on current geologic knowledge but may vary after resource modelling.

The full table of results can be found at https://www.greatpanther.com/_resources/news/20220301-
GPR-News-Release-Coricancha-Drill-Results-Full-Table.pdf.

Regional Setting

Great Panther is evaluating the structural setting of the Coricancha mineralization. This indicates some key characteristics that, while requiring further investigation, increase the prospectivity of the zone. The characteristics include:

•	Location within a regional flexure in a north-south terrain bounded by the Huaripampa and Rio Blanco faults.
•	Presence of northeast-southwest cross-cutting structures.
•	The large Millotingo dioritic intrusion immediately to the south of the project. Inca Minerals investigated a porphyry target at Chanape on the southern flank of this intrusive body and a number of historical workings occur on its northeastern flank, the principle being the Minera Germania’ Pacococha mine.
•	Drillhole geochemistry data suggests that the hydrothermal fluids have a southerly plunge in the direction of the Millotingo intrusive. Mineralization metal ratios suggest an increasing temperature gradient in the same direction.
•	The presence of additional known but relatively unexplored veins within the Coricancha mineral claims.

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Figure 1: Historical mining activity and setting of the Coricancha Project.

Technical Disclosure and Qualified Persons

On behalf of Great Panther, Nicholas Winer, Fellow AusIMM and Vice President of Exploration supervised the preparation of data for inclusion in this news release and approved this news release. Mr. Winer is a non-independent Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

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The Qualified Person reviewed the Coricancha QA/QC program. The QA/QC program for drill core includes the regular insertion of blanks, standards, and duplicates into sample batches, diligent monitoring of assay results, and necessary remedial actions. All intervals within or near to samples with significant sulphides are submitted to the Certified ALS Laboratory in Lima. In addition to the data verification methodology described above, personal inspections of the sample selection, collection and dispatch have also been completed.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the potential for the new Escondida vein to extend the zones of known mineralization at good grades; (ii) the impact, if any, that a full evaluation of the drill results will have on the Company’s long-term strategy for the Coricancha mine.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Coricancha in 2022 occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Coricancha, the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as roof-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further exploration drilling and infill drilling, may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource for Coricancha; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Mexican peso exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including slope failures, roof-wall collapse in underground development, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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